FIRST ADDENDUM TO INVESTMENT SUB-ADVISORY

AGREEMENT DATED AUGUST 15, 2016

Pursuant to Section 12 of the Investment Sub-Advisory Agreement ('·Agreement") entered into between Dean Investment Associates, LLC ("Advisor") and Dean Capital Management, LLC ("Sub-Advisor"), this addendum provides written notice of amendment of Section 4, Sub-Advisory Fees.

Effective December 1, 2019, Schedule A is replaced in its entirety with the below schedule:

SCHEDULE A

FEES

EFFECTIVE DECEMBER 1, 2019

Name of Fund	Annual Fee Rate
Dean Mid Cap Value Fund	0.40%
Dean Small Cap Value Fund	0.60%

The fees with respect to each Fund sha11 be calculated on the first business day of each calendar quarter, based on the Fund's total portfolio assets on that day and the annual fee rate specified above. The fee shall be paid in installments over the calendar quarter.

Ultimus Fund Solutions, LLC, ("Ultimus") the Funds' administrator and fund accounting agent, shall make the determination of a Fund's net asset value, which determination shall be made in the manner specified in the Funds' current prospectus, and the Advisor shall pay to the Sub-Advisor (or shall direct Ultimus to pay to the Sub-Advisor on behalf of the Advisor), the fee specified above on the basis of such determination.

Dated: December 1, 2019

DEAN INVESTMENT ASSOCIATES, LLC		DEAN CAPITAL MANAGEMENT, LLC

By:	Stephen M. Miller	By:	Kevin E. Laub
Title:	President & CEO	Title:	Member & Portfolio Manager